SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

Explanatory Note:

The Annual Report on Form 11-K of the State Street Salary Savings Program for the fiscal year ended December 31, 2008 is amended by the filing of this Form 11-K/A Amendment No. 1 to the Annual Report on Form 11-K of the State Street Salary Savings Program for the fiscal year ended December 31, 2008, for the sole purpose of providing an updated Report of Independent Auditors and a Schedule G appearing on pages 1 and 17, respectively, of this report, which was originally filed with the Securities and Exchange Commission on June 29, 2009. For the convenience of the reader, this Form 11-K/A sets forth the originally filed

Form 11-K in its entirety.

Except as described above, no other amendments have been made to the Form 11-K filed with the SEC on June 29, 2009. This Form 11-K/A does not reflect events occurring after the filing of the Form 11-K and does not modify or update the disclosures therein, except as specifically identified above.

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

State Street Salary Savings Program

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The North America Regional Benefits Committee and Plan Participants

State Street Salary Savings Program

We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Boston, Massachusetts	/s/ Ernst & Young LLP
June 26, 2009

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$194,949,882	$413,880,785
Yield Enhanced Short Term Investment Fund	2,064,101	3,042,138
State Street Bank and Trust Company Investment Funds:
Daily EAFE Index Securities Lending Fund	95,716,888	149,200,481
Russell 1000 Value Index Securities Lending Series Fund	84,046,809	—
S&P 500 Flagship Securities Lending Series Fund	92,036,778	120,552,649
S&P Midcap Index Non-Lending Series Fund	79,553,967	112,798,330
Russell 2000 Index Securities Lending Series Fund	62,061,241	83,522,896
Russell 1000 Growth Index Securities Lending Series Fund	54,033,810	—
Principal Preservation Fund	81,734,687	72,880,033
Yield Enhanced Short Term Investment Fund	28,122,331	90,376,041
Active U.S. Large Cap Core Non-Lending Series Fund	—	124,409,422
U.S. Core Opportunities Fund	—	80,659,306
Daily Bond Market Fund	—	29,749,923
Passive Bond Market Index Securities Lending Series Fund	39,063,730	—
SSgA Target Retirement 2025 Securities Lending Series Fund	23,581,237	25,071,191
SSgA Target Retirement 2030 Securities Lending Series Fund	23,870,689	24,222,068
SSgA Target Retirement 2035 Securities Lending Series Fund	20,379,347	19,882,494
SSgA Target Retirement 2020 Securities Lending Series Fund	18,382,361	19,174,543
SSgA Target Retirement 2040 Securities Lending Series Fund	14,628,091	12,790,902
SSgA Target Retirement 2015 Securities Lending Series Fund	11,420,038	12,339,071
SSgA Target Retirement 2010 Securities Lending Series Fund	6,657,608	8,219,097
SSgA Target Retirement 2045 Securities Lending Series Fund	10,930,421	8,201,409
SSgA Target Retirement Income Securities Lending Series Fund	5,158,848	5,414,568
SSgA Target Retirement 2050 Securities Lending Series Fund	3,363,405	439,333
World Government Bond Ex-U.S. Index Securities Lending Fund	1,086,128	—
Daily Emerging Markets Index Non-Lending Series Fund	1,499,898	—
Self Managed Brokerage Accounts	17,674,136	25,903,211
Vanguard Prime Money Market Fund	90,684,391	—
Participant Loans	25,214,496	21,215,764

Total investments	1,087,915,318	1,463,945,655
Contributions receivable	62,643,854	—
Accrued income	1,731,618	1,813,320

Total assets	1,152,290,790	1,465,758,975

Liabilities
Other liabilities	359,773	623,914

Net assets at fair value	1,151,931,017	1,465,135,061
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,492,310)	(396,602)

Net assets available for benefits	$1,148,438,707	$1,464,738,459

See accompanying notes.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Contributions:
Participants	$113,268,022	$75,641,779
Employer	141,876,813	21,851,491
Rollovers	8,454,644	12,171,327

Total contributions	263,599,479	109,664,597

Transfer in from another plan	14,838,590	824,871
Net (depreciation) appreciation in fair value of investments	(538,474,025)	110,942,837
Interest and dividend income	13,039,058	13,874,783

Net investment (loss) income	(510,596,377)	125,642,491

Total additions, including net investment (loss) income	(246,996,898)	235,307,088

Deductions
Benefits paid	67,569,709	75,404,403
Administrative expenses	1,733,145	1,828,074

Total deductions	69,302,854	77,232,477

Net (decrease) increase	(316,299,752)	158,074,611

Net assets available for benefits at beginning of year	1,464,738,459	1,306,663,848

Net assets available for benefits at end of year	$1,148,438,707	$1,464,738,459

See accompanying notes.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan. All State Street employees and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan, except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll

Plan Amendments and Other Changes

During 2007, the following amendments and changes were made to the Plan:

•	Addition of a Roth after-tax participant contribution option.

•	Matching contributions credited to participant accounts each pay period rather than monthly.

•	Increase in the voluntary participant contribution limit to 50%.

•	Restriction on State Street Corporation ESOP Fund (ESOP Fund) account balance to no more than 25% of participant’s total account balance (existing ESOP balances grandfathered).

•

Investment in the ESOP Fund can be made only by means of a spot transfer from another core plan fund or funds, subject to the 25% restriction; direct investment into the ESOP Fund by means of payroll contributions or rollovers is no longer permitted.

•	Name of the Age Based Funds was changed to the Target Retirement Date Funds, and the fund composition changed.

•	New Target Retirement Date Fund was added for participants retiring in 2050.

•	The investment strategy in the Daily Bond Market Fund was changed from an active to a passive index strategy.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

•

Employees from Putnam Investments and Trinet employees employed at Currenex, Inc. who became State Street employees as a result of an acquisition were granted past service credit with the applicable entity as of the effective date of the transaction for purposes of eligibility for matching contributions under the Plan.

•	Putnam Investment employees with loans were offered the opportunity to transfer their loans and account balances into this Plan. Total assets transferred in amounted to $824,871.

During 2008, the following changes were made to the Plan:

•

Employees of the following entities were granted service credit with the applicable entity for purposes of eligibility for matching contributions under the Plan when they became eligible to participate in the Plan on January 1, 2008:

Palmeri Fund Administrators, Inc.

Investors Bank & Trust Company

International Fund Services (N.A.) L.L.C.

Investment Management Services, Inc.

•

Added automatic enrollment of employees not participating in the Plan and automatic escalation of participants’ deferral election of 1% and 2% to 3% pre-tax, with continuing escalation by 1% each calendar year (after at least a full calendar year of participation) until participant reaches 6%, unless they opt out.

•	Changed the definition of eligible compensation to include base pay and shift differential, plus overtime, commissions, and annual cash incentive bonus.

•	Allowed participants to make separate deferral for incentive bonus.

•

Enhanced Matching Contribution to begin as soon as employees start contributing into the Plan, and increased Matching Contribution to 100% of the first 6% of employee contributions (prior to January 1, 2008, a year of service with 1,000 hours was required in order to be eligible for the Matching Contribution).

•

Added new discretionary Performance-Based Contribution up to 5% of base pay (including shift differential and overtime), contingent upon Company performance if the Company meets and exceeds certain growth targets (applicable to all eligible employees regardless of whether the employee participates in the Plan).

•	Eligible employees who become participants on or after January 1, 2008 will be 100% vested in the Matching Contribution and Performance-Based Contribution after one year of vesting service.

•

Employees who transitioned from Citigroup to State Street and State Street Global Advisors (SSgA) June 30 and July 1, 2008 were granted service credit with the applicable entity for purpose of eligibility for matching contributions under the Plan when they became eligible to participate in the Plan.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

•

Employees of Lazard who became State Street employees were granted service credit with Lazard for purpose of eligibility for matching contributions under the Plan when they became eligible to participate in the Plan after August 11, 2008. Lazard employees with loans were offered the opportunity to transfer their loans and account balances into this Plan. Total assets transferred in amounted to $369,880 (includes $57,146 loan balance).

•

The IMS 401(k) and Profit Sharing Plan merged into the State Street Salary Savings Program as of November 5, 2008. Total assets merged into the Plan amounted to $13,658,451 (includes $328,412 loan balance).

•

The Palmeri Fund Administrators, Inc. Profit Sharing Plan merged into the State Street Salary Savings Program as of November 5, 2008. Total assets merged into the Plan amounted to $779,202 (includes $2,061 loan balance).

•	Putnam loan conversions during 2008 amounted to $31,057.

Contributions

Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2008, Matching Contributions to the Plan are made by the Company in amounts equal to 100% of the first 6% of the employee’s tax-deferred contributions or Roth after-tax contributions. Prior to January 1, 2008, contributions to the Plan were made by the Company in amounts equal to 50% of the first 6% of the employee’s contributions. Also, prior to January 1, 2008, all employees who had completed one year of employment during which they have worked at least 1,000 hours were eligible for corporate matching contributions.

All contributions to the Plan are paid to State Street Bank and Trust Company, as Plan Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Effective January 1, 2008, Matching Contributions and Performance-Based Contributions are 100% vested upon completion of one full year of employment with the Company, except in the event of death, disability, or retirement, in which case, Company contributions become fully vested. (Prior to January 1, 2008, Matching Contributions were fully vested immediately).

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeited balances of terminated participant’s non-vested accounts are used to reduce future Company contributions or pay Plan administrative expenses. Unallocated forfeitures balances as of December 31, 2008 and 2007 were approximately $208,653 and $18,762, respectively. No forfeiture money was used during 2008 and 2007.

Investment Options

Participant contributions and matching contributions are allocated to investment funds at the participant’s direction. A wide range of investment choices, including various common collective trust funds managed by State Street Bank and Trust Company, a mutual fund, a company stock fund (ESOP) and a Self-Managed Brokerage Account (SMBA), are available to participants. Limitations and restrictions apply to direct contributions to the ESOP or the SMBA funds.

In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund that corresponds to the participants assumed target retirement year based on the participant’s date of birth.

In-Service Withdrawals

The Plan provides that in-service withdrawals are available as follows:

•	Age 59- 1/2 (all sources and any earnings)

•	Disability withdrawals (all sources and any earnings)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

•	Hardship withdrawals (TIP (including earnings), Roth post-tax, rollover (including earnings), and employee pre-tax)

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).

State Street Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly, or in the form of a rollover. If the vested value of the participant’s account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant’s account balance is greater than $1,000, but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant’s termination.

Installment payments are available to participants who are retiree eligible at the time of termination. Installment periods available include monthly, quarterly, semi-annually, and annually.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts, and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Principal Preservation Fund (a common collective trust fund managed by SSgA known as State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts) invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS No. 157 in markets that are not active, and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 effective January 1, 2008.

State Street Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP 157-4 superseded FSP 157-3 and, while emphasizing that the objective of fair value measurement described in SFAS No. 157 remains unchanged, provided additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly, and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

3. Investments

During the years ended December 31, 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2008	2007
Common Collective Trust Funds	$(324,640,433)	$35,734,017
Self Managed Brokerage Accounts	(9,912,550)	1,724,152
State Street Corporation – common stock	(203,921,042)	73,484,668

Net (depreciation) appreciation in fair value of investments	$(538,474,025)	$110,942,837

State Street Salary Savings Program

Notes to Financial Statements (continued)

4. Fair Value Measurements

The Plan adopted SFAS No. 157 effective January 1, 2008. In addition, the Plan adopted FSP 157-3 upon its issuance in October 2008.

SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS No. 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level l), and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	–	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	–

Inputs to the valuation methodology include:

– Quoted prices for similar assets or liabilities in active markets;

– Quoted prices for identical or similar assets or liabilities in inactive markets;

– Inputs other than quoted prices that are observable for the asset or liability;

– Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	–	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.

Common Stocks and U.S. Government and Agency Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

State Street Salary Savings Program

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common Collective Trust Funds	$—	$759,392,413	$—	$759,392,413
Common Stocks	194,949,882	—	—	194,949,882
Mutual Funds	90,684,391	—	—	90,684,391
Self Managed Brokerage Accounts:
Common Stocks	9,408,392	—	—	9,408,392
Mutual Funds	8,045,637	—	—	8,045,637
Others (warrants or rights, government securities, bonds etc)	220,107	—	—	220,107
Participant Loans	—	—	25,214,496	25,214,496

Total Assets at Fair Value	$303,308,409	$759,392,413	$25,214,496	$1,087,915,318

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Fair value at beginning of year	$21,215,764
Purchases, sales, issuances, and settlements (net)	3,998,732

Fair value at end of year	$25,214,496

State Street Salary Savings Program

Notes to Financial Statements (continued)

5. Transactions and Agreements with Parties-in-Interest

The Plan holds units of common collective trust funds managed by State Street Global Advisors, a related party of the Company. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2008 and 2007, the Plan received $4,768,570 and $4,742,047 common stock dividends from the Company, respectively. Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.

6. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated February 2, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

8. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$1,148,438,707	$1,464,738,459
Amounts allocated to withdrawing participants	—	(275,866)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,492,310	396,602

Net assets available for benefits per Form 5500	$1,151,931,017	$1,464,859,195

State Street Salary Savings Program

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$67,569,709
The change in amounts allocated to withdrawing participants	(275,866)

Benefits paid to participants per Form 5500	$67,293,843

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
State Street Bank and Trust Company Investment Funds for Employee Trusts*:
Daily EAFE Securities Lending Fund	7,221,737 units of participation	$95,716,888
Yield Enhanced Short Term Investment Fund	28,406,395 units of participation	28,122,331
Russell 1000 Value Index Securities Lending Series Fund	7,296,365 units of participation	84,046,809
S&P 500 Flagship Securities Lending Series Fund	517,361 units of participation	92,036,778
S&P Midcap Index Non-Lending Series Fund	4,091,442 units of participation	79,553,967
Russell 2000 Index Securities Lending Series Fund	3,832,599 units of participation	62,061,241
Russell 1000 Growth Index Securities Lending Series Fund	9,416,838 units of participation	54,033,810
Principal Preservation Fund	78,242,629 units of participation	81,734,687
Passive Bond Market Index Securities Lending Series Fund	2,051,237 units of participation	39,063,730
SSgA Target Retirement 2025 Securities Lending Series Fund	2,841,798 units of participation	23,581,237
SSgA Target Retirement 2030 Securities Lending Series Fund	2,630,959 units of participation	23,870,689
SSgA Target Retirement 2035 Securities Lending Series Fund	2,623,499 units of participation	20,379,347
SSgA Target Retirement 2020 Securities Lending Series Fund	1,932,544 units of participation	18,382,361
SSgA Target Retirement 2040 Securities Lending Series Fund	1,633,876 units of participation	14,628,091
SSgA Target Retirement 2015 Securities Lending Series Fund	1,299,799 units of participation	11,420,038
SSgA Target Retirement 2045 Securities Lending Series Fund	1,386,934 units of participation	10,930,421
SSgA Target Retirement 2010 Securities Lending Series Fund	661,461 units of participation	6,657,608
SSgA Target Retirement Income Securities Lending Series Fund	501,151 units of participation	5,158,848
SSgA Target Retirement 2050 Securities Lending Series Fund	524,386 units of participation	3,363,405
Daily Emerging Markets Index Non-Lending Series Fund	110,652 units of participation	1,499,898
World Government Bond Ex-U.S. Index Fund	61,905 units of participation	1,086,128

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	4,956,774 units of participation	$194,949,882
Yield Enhanced Short Term Investment Fund	2,084,951 units of participation	2,064,101

Vanguard Prime Money Market Fund	90,684,391 units of participation	90,684,391

Self Managed Brokerage Accounts		17,674,136

Participant Loans*	5.00% to 8.50%	25,214,496

Total investments		$1,087,915,318

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant-directed.

State Street Salary Savings Program

EIN No.: 04-2456637 Plan No.: 002

Schedule G, Part III – Schedule of Nonexempt Transactions

Identity of Party Involved	Relationship To Plan	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
State Street Bank & Trust Company (SSBTC)	Employer	SSBTC has filed for an administrative exemption covering a transaction in which it purchased certain asset-backed and mortgage-backed securities from its stable value funds. The Plan holds investments in the stable value fund. In addition to the purchase of certain securities held by the stable value fund, SSBTC made a cash contribution to the stable value fund. The exemption request is pending with the Department of Labor. The Proposed Exemption 74 Federal Register 49031 was published on September 25, 2009.	—	—	—	—	—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: October 30, 2009	By:	/s/ James J. Malerba
James J. Malerba Executive Vice President and Corporate Controller

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-135695 and 2-68696) pertaining to the Salary Savings Program of State Street Corporation of our report dated, June 26, 2009, with respect to the financial statements and schedules of the State Street Salary Savings Program included in this Annual Report (Form 11-K/A) for the year ended December 31, 2008.

Boston, Massachusetts	/s/ Ernst & Young LLP
October 30, 2009